CIBC announces sales of merchant banking investments
Toronto, Aug. 24, 2005 — CIBC (TSX: CM, NYSE: BCM) announced today the completion of sales of its investments in 6,000,000 shares of Global Payments Inc. and 1,842,548 shares of Shoppers Drug Mart Corporation, through the early termination of derivative hedging contracts and the concurrent sale of these investments. Aggregate net gains of approximately $297 million pre-tax ($244 million after tax) were realized and will be included in income for the fourth quarter ending October 31, 2005.
CIBC acquired its stake in Global Payments Inc. in 2001 as consideration for the sale of CIBC’s merchant card services business. In May 2004, CIBC entered into a series of derivative transaction with an affiliate of Citigroup Global Markets to hedge 6,000,000 shares of Global Payments Inc. common stock. The derivative transaction consisted of a series of five equal sized collars of 1.2 million shares each, maturing between March 2006 and April 2007. CIBC had previously sold the balance of its original investment in the company.
CIBC acquired 7,000,000 shares of Shoppers Drug Mart Corporation in February 2004 as part of an acquisition of the company by a group of institutional investors. The 1,842,548 shares sold today were hedged by a forward contract maturing January 2007. CIBC had previously sold the balance of its original investment in the company.

Contact: Rob McLeod (416) 980-3714